Exhibit 99.5

Supplemental Financial Information
(In thousands of dollars, except earnings -per-share- amounts)

	2008	2007	2006	2005	2004	2003	2002	2001
Gross premiums written	$1,503,191	$1,848,718	$1,781,018	$1,720,703	$1,843,198	$1,800,657	$1,322,033	$659,513
Net premiums earned	1,484,263	1,714,006	1,601,994	1,616,223	1,644,090	1,658,401	1,078,869	534,520
Underwriting profit (loss)	(244,424)	(180,415)	15,183	33,662	34,294	(15,881)	7,014	8,671
Investment income	130,302	136,139	115,360	88,603	70,867	54,764	40,088	31,251
Net realized gains (loss)	(138,971)	52,187	28,651	38,879	21,376	41,479	10,472	6,924
Net income (loss)	(405,865)	(18,526)	123,309	135,008	101,014	60,877	50,644	29,018
Shareholders' equity	453,572	940,801	900,962	804,715	666,501	553,343	390,896	336,789
Total Assets	3,343,441	4,657,405	4,048,338	3,795,194	3,519,392	2,849,636	1,903,338	1,115,900
Retained earnings	98,564	521,165	560,126	460,050	334,468	233,454	172,577	121,933

Key indicators
NPW to Statutory Surplus ratio	2.1	1.6	1.6	1.9	2.2	2.9	3.1	2.2
Senior debt to capitalization ratio	32%	31%	24%	23%	25%	22%	28%	21%
Total debt to capitalization ratio	43%	37%	31%	31%	34%	33%	31%	21%
Loss ratio (%)
Company	81.2	79.3	70.2	69.0	70.9	73.7	70.9	69.8
Industry - U.S	77.0	67.7	65.4	75.3	73.5	75.0	81.5	88.4
Expense ratio (%)
Company	35.2	31.2	28.8	28.9	27.0	27.2	28.4	28.5
Industry - U.S	27.8	27.8	27.0	25.9	25.4	25.1	25.7	27.3
Combined ratio (%)
Company	116.4	110.5	99.0	97.9	97.9	100.9	99.3	98.3
Industry - U.S	104.8	95.5	92.4	101.2	98.9	100.1	107.2	115.7
Return on equity (%)
Company	N/A	N/A	14.5	18.4	16.6	12.9	13.9	13.3
Industry - U.S	2.7	12.6	15.0	11.4	10.0	9.7	3.1	(1.9)
Investment Yield (%)
Total return yield**	(0.3)	6.1	5.2	3.2	4.9	6.9	6.2	7.6
Total realized return	(0.3)	5.9	5.0	4.7	4.0	5.7	4.9	6.4

Book value per share
At year end	$8.24	$16.95	$16.12	$14.25	$11.86	$9.91	$8.01	$6.92
Annual increase(decline)	(51.4)%	5.1%	13.2%	20.2%	19.7%	23.7%	15.8%	29.3%
Earnings per share
Basic	$(7.35)	$(0.33)	$2.19	$2.39	$1.80	$1.16	$1.04	$0.78
Diluted	$(7.35)	$(0.33)	$2.17	$2.37	$1.79	$1.15	$1.02	$0.77
Weighted average number of shares outstanding
Basic*	55,197	55,657	56,234	56,423	56,124	52,307	48,743	37,202
Diluted*	55,251	55,944	56,869	56,963	56,549	52,771	49,427	37,856

147